Filed by TD Ameritrade Holding Corporation Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: TD Ameritrade Holding Corporation
Commission File No.: 0-49992
This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of January 8, 2009 (the “Merger Agreement”), by and among TD AMERITRADE Holding Corporation (“TD Ameritrade”), Tango Acquisition Corporation One (“Merger Sub One”), a wholly owned subsidiary of TD Ameritrade, Tango Acquisition Corporation Two (“Merger Sub Two”), a wholly owned subsidiary of TD Ameritrade, and thinkorswim Group, Inc. (“thinkorswim”).
QUESTIONS & ANSWERS
For associates of TD AMERITRADE
January 8, 2009
KEY MESSAGES REGARDING THE DEAL
For additional information related to highlights of the deal, please see the press release and Web FAQs.
▪	TD AMERITRADE has announced plans to acquire thinkorswim Group Inc., including its brokerage and education businesses, in a cash and stock deal valued at approximately $606 million.

▪	The deal, which will require regulatory and thinkorswim shareholder approval, is expected to close within six months.

▪	thinkorswim is an industry leader in trader technology, and this acquisition will bring thinkorswim’s innovative and advanced trader technology to our large and diverse client base.

▪	The combined company, in bringing together their complementary platforms, will be the leader in both retail options and equity trades per day.

▪	We are uniquely positioned to leverage the state-of-the-art Investools investor education program as an acquisition channel and to help deepen the relationships we have with our clients. We also plan to expand it over time to include programs for long-term investing, helping us drive our asset gathering strategy.

▪	Clients should expect no immediate impact to their accounts or the way they trade. All clients will receive more detailed information about what they can expect from the combined company after the acquisition is completed.

▪	For more information, please see the press release and additional FAQs available at www.amtd.com.

▪	Please keep in mind that, until deal close, TD AMERITRADE and thinkorswim remain two publicly traded companies and are competitors.
ASSOCIATE FAQ
Note: The following questions and answers are for internal use only.
Why did TD AMERITRADE decide to buy thinkorswim?
This acquisition ties directly to our growth strategy, creating meaningful scale in our trading business and adding advanced trading technology. thinkorswim is the industry leader in retail options trades per day, and it has state-of-the-art trading technology. By combining our complementary platforms, we will be the leader in both retail options and equity trades per day. In addition to the trading business, thinkorswim has advanced education tools that we can leverage to bring in new clients and expand to include programs for long-term investors. This will help drive our asset gathering strategy. We believe this acquisition is in the long-term best interest of clients, associates and shareholders.
How will the company be organized?
Tom Sosnoff and Scott Sheridan, founders of thinkorswim, will join TD AMERITRADE and lead the active trader side of the business. Tom will report directly to Fred. thinkorswim CEO Lee Barba has also agreed to join TD AMERITRADE to help us through integration of the education business.
Will thinkorswim brokerage clients be converted to the TD AMERITRADE system?
While details have not been finalized, after the transaction closes, we plan to transition options trades to route from our proprietary clearing platform, and we will integrate existing TD AMERITRADE trader tools, starting with our desktop applications, into thinkorswim’s application architecture. thinkorswim’s futures and foreign exchange trades will continue to execute through Penson.
What are the plans for thinkorswim’s education business?
We are highly committed to education and the addition of thinkorswim will fill a strategic gap for us. We plan to combine the Investools platform with our own education program, focusing on coaching and the products/tools available to help traders pursue their chosen strategies. We will add content over time, including programs focused on long-term investing topics, to help even more of our clients to trade and invest with confidence.
What ticker symbol will the combined company trade under?
The company will continue to trade under the symbol AMTD.
What will happen to the thinkorswim brand?
Post-integration, we anticipate the company will operate under the TD AMERITRADE brand.
What are the next steps?
We will establish an integration team made up of senior management at both companies. This team will begin planning a high-level integration strategy. However, these efforts will be limited until the deal closes. TD AMERITRADE and thinkorswim are both publicly traded companies and will remain competitors until close. Again, we expect the deal to close within six months. In the meantime, we will keep you informed of any new developments.

Additional Information About this Transaction
In connection with the proposed merger, TD AMERITRADE Holding Corporation (“TD AMERITRADE”) will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that will include a proxy statement of thinkorswim Group Inc. (“THINKORSWIM”) that also constitutes a prospectus of TD AMERITRADE. THINKORSWIM will mail the proxy statement/prospectus to its stockholders. TD AMERITRADE and THINKORSWIM urge investors and security holders to read the proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain a free copy of the proxy statement/prospectus (when available) and other related documents filed by THINKORSWIM and TD AMERITRADE with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus (when it is available) and the other documents may also be obtained for free by accessing THINKORSWIM’s website at www.thinkorswim.com by clicking on the link for “Investors”, then clicking on the link for “Financial Reports” and then clicking on the link for “SEC Filings” or by accessing TD AMERITRADE’s website at www.tdameritrade.com and clicking on the “Investor Relations” link and then clicking on the link for “SEC Filings”.
Participants in this Transaction
THINKORSWIM, TD AMERITRADE and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from THINKORSWIM stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of THINKORSWIM stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about THINKORSWIM’s executive officers and directors in THINKORSWIM’s definitive proxy statement filed with the SEC on April 29, 2008. You can find information about TD AMERITRADE’s executive officers and directors in their definitive proxy statement filed with the SEC on Jan. 6, 2009. You can obtain free copies of these documents from THINKORSWIM or TD AMERITRADE using the contact information above.
Forward-Looking Statements
Information set forth in this message contains forward-looking statements, which involve a number of risks and uncertainties. THINKORSWIM and TD AMERITRADE caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. All such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving THINKORSWIM and TD AMERITRADE, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.
The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of THINKORSWIM stockholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues. Additional factors that may affect future results are contained in THINKORSWIM’s and TD AMERITRADE’s filings with the SEC, which are available at the SEC’s web site http://www.sec.gov. THINKORSWIM and TD AMERITRADE disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.